SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934*

                           NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                     Kansas City, MO 64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    08/13/97
            (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
             KelCor, Inc.
             43-1620514

(2)     Check the Appropriate Box                      (a) ___X___
        if a Member of a Group*                        (b) _______

(3)     SEC Use Only

(4)     Source of funds
             WC**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)            _______

(6)     Citizenship or Place of Organization
             Missouri

Number of shares                (7)     Sole Voting Power
beneficially owned                           None
by each reporting
person with:                    (8)     Shared Voting Power
                                             41,113

                                (9)     Sole Dispositive Power
                                             None

                                (10)    Shared Dispositive Power
                                             41,113

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
             41,113

(12)    Check Box if the Aggregate Amount in Row (11)             _______
        Excludes Certain Shares*

(13)    Percent of Class Represented by Amount in Row (11)
             4.74%

(14)    Type of Reporting Person*
             CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

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

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
             David L. Johnson
             ###-##-####

(2)     Check the Appropriate Box                      (a) ___X___
        if a Member of a Group*                        (b) _______

(3)     SEC Use Only

(4)     Source of funds
             PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)            _______

(6)     Citizenship or Place of Organization
             United States

Number of shares                (7)     Sole Voting Power
beneficially owned                           None
by each reporting
person with:                    (8)     Shared Voting Power
                                             43,513

                                (9)     Sole Dispositive Power
                                             None

                                (10)    Shared Dispositive Power
                                             43,513

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
             43,513

(12)    Check Box if the Aggregate Amount in Row (11)             _______
        Excludes Certain Shares*

(13)    Percent of Class Represented by Amount in Row (11)
             5.02%

(14)    Type of Reporting Person*
             IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
             Sandra L. Castetter
             ###-##-####

(2)     Check the Appropriate Box                      (a) ___X___
        if a Member of a Group*                        (b) _______

(3)     SEC Use Only

(4)     Source of funds
             PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)            _______

(6)     Citizenship or Place of Organization
             United States

Number of shares                (7)     Sole Voting Power
beneficially owned                           None
by each reporting
person with:                    (8)     Shared Voting Power
                                             43,513

                                (9)     Sole Dispositive Power
                                             None

                                (10)    Shared Dispositive Power
                                             43,513

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
             43,513

(12)    Check Box if the Aggregate Amount in Row (11)             _______
        Excludes Certain Shares*

(13)    Percent of Class Represented by Amount in Row (11)
             5.02%

(14)    Type of Reporting Person*
             IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
             Daniel W. Pishny
             ###-##-####

(2)     Check the Appropriate Box                      (a) ___X___
        if a Member of a Group*                        (b) _______

(3)     SEC Use Only

(4)     Source of funds
             PF

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)            _______

(6)     Citizenship or Place of Organization
             United States

Number of shares                (7)     Sole Voting Power
beneficially owned                           100
by each reporting
person with:                    (8)     Shared Voting Power
                                             None

                                (9)     Sole Dispositive Power
                                             100

                                (10)    Shared Dispositive Power
                                             None

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
             100

(12)    Check Box if the Aggregate Amount in Row (11)             _______
        Excludes Certain Shares*

(13)    Percent of Class Represented by Amount in Row (11)
             0.01%

(14)    Type of Reporting Person*
             IN

*  See Instructions before Filling Out!

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
Item 1.      Security and Issuer.

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 7701 Forsyth Boulevard, St. Louis, Missouri 63105.

Item 2.    Identity and Background.

     This report is filed by KelCor, Inc. ("KelCor"), David L. Johnson, CPA ("Mr. Johnson"), Sandra L. Castetter ("Ms. Castetter") and Daniel W. Pishny, CPA ("Mr. Pishny"). The foregoing persons are hereafter referred to as the "Reporting Persons". KelCor, Mr. Johnson and Mr. Pishny have formed the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc. (the "Shareholder Committee"). The Shareholder Committee was formed to oppose certain actions of the management of Nooney (the "Management"), including certain of their proposals to amend Nooney's bylaws and their nominations for Nooney's board of directors that will be voted on at Nooney's next annual shareholders meeting. The Shareholder Committee previously solicited proxies for a special meeting of the shareholders of Nooney held August 8, 1997 (the "Special Meeting"), in opposition to the Management's proposed bylaw amendment. The proposed bylaw amendment did not receive the necessary votes at the Special Meeting and was therefore not adopted.

     The proposed amendment would have, among other things, absolved a shareholder, as well as Nooney's Board of Directors and the Management, from any liability for a violation of a provision of Nooney's bylaws that prohibits the acquisition of shares by any person in excess of 9.8% of the Securities (the "Bylaw Amendment"). One shareholder acquired shares in excess of 9.8%. The Shareholder Committee requested Nooney's Board of Directors to enforce the bylaw, but Nooney's Board decided not to pursue any remedies for the violation. Instead, they proposed the Bylaw Amendment.

     KelCor commenced an action against Nooney in the Circuit Court for St. Louis County, Missouri, on June 5, 1997, seeking, among other things, a declaratory judgment declaring the shares held by PICO Holdings, Inc. and its affiliates ("PICO") in excess of 9.8% to be treated as "excess shares" under Nooney's bylaws and prohibiting PICO from voting the excess shares at the next annual meeting of the shareholders of Nooney. The court has set October 20, 1997, as the trial date to determine the voting rights of the excess shares.

     KelCor is a Missouri corporation with a principal business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is participating in the acquisition and ownership of commercial and multi-family residential real estate.

     Mr. Johnson and Ms. Castetter, husband and wife, own all of the issued and outstanding stock of KelCor as joint tenants with right of survivorship. Mr. Johnson is a director and Vice President of KelCor. John W. Alvey ("Mr. Alvey") is the President of KelCor and the only other director and executive officer of KelCor. Mr. Alvey is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Besides being

President of KelCor, Mr. Alvey is also Executive Vice President and Chief Financial Officer of Maxus Properties, Inc. ("Maxus"), a Missouri corporation located at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Maxus specializes in commercial property management for affiliated owners. Mr. Alvey is responsible for the day-to-day accounting functions, risk management and taxes for Maxus and its managed properties. Mr. Alvey, as President of KelCor, may be deemed a beneficial owner of the Securities held by KelCor. He disclaims any such beneficial ownership in such Securities, however. Mr. Alvey has no other interest in the Securities, nor any contract, arrangement, understanding or relationship with respect to the Securities.

     Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is Chairman, Chief Executive Officer and majority shareholder of Maxus. As indicated above, Mr. Johnson is currently a director and Vice President of KelCor. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

     Ms. Castetter is a citizen of the United States whose personal residence is located at 4617 NW Normandy Lane, Kansas City, Missouri 64116.

     Mr. Pishny is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Pishny is President and Chief Operating Officer of Maxus. Mr. Pishny is responsible for the day-to-day operations of Maxus and its managed properties.

     During the past five years, neither any of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, Mr. Alvey has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Because of the formation of the Shareholder Committee, the Shareholder Committee and Ms. Castetter may be deemed to be a group. The Reporting Persons acknowledge that they constitute a group. Pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, the group is deemed to beneficially own all of the shares of the individual shares of the group.

Item 3.     Source and Amount of Funds or Other Consideration.

     The total amount of funds used by the Reporting Persons to acquire the Securities reported in Item 5(c) was $5,408.94 (including commissions). The 500 shares were acquired by Mr. Johnson and Ms. Castetter through a broker on a margin account. 2400 shares of the Securities are held by Mr. Johnson and Ms. Castetter in a joint margin account (including the 500 shares reported in Item 5(a)), and 41,113 shares of the Securities are held by KelCor on a margin account. As of the date of this filing, the amount of indebtedness with respect to these two margin accounts for purchases of the Securities was approximately $11,700 and $200,000, respectively.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the Securities is to increase the Reporting Persons' ability to cause Nooney to take actions that will increase the value of the Securities. The Reporting Persons currently plan, under the appropriate circumstances, to purchase additional shares of the Securities from time to time on the open market. In addition, the Reporting Persons also intend to make private offers to purchase the Securities of certain individual Nooney shareholders. The Reporting Persons' acquisition of shares is limited by the provision in Nooney's bylaws described in Item 2 that restricts any person from acquiring in excess of 9.8% of the Securities. Under the attribution rule set forth in Nooney's bylaws, shares held by Mr. Johnson, Ms. Castetter and KelCor would be aggregated. Thus, their aggregate holdings of the Securities may at no time exceed 9.8%.

     As indicated above, the Shareholder Committee successfully solicited proxies in opposition to the Bylaw Amendment proposed by Management at the Special Meeting. KelCor has filed a lawsuit requesting that the shares acquired by a shareholder in excess of 9.8% not be entitled to vote at the next annual meeting of the Nooney shareholders. The Shareholder Committee intends to solicit proxies at the next annual meeting of the Nooney shareholders to take further action to attempt to increase the value of the Securities, including the nomination of a new slate of directors in opposition to Management's slate of nominees.

     The Shareholder Committee plans to recruit and nominate a slate of directors who, if elected, will investigate the implementation of changes to Nooney's business practices. For example, a new Board of Directors might consider replacing the Nooney-affiliated management and advisory firms with one or more companies that will reduce management and advisory fees.

     If the Shareholder Committee's slate of directors were to be elected, the Shareholder Committee would request that the new Nooney management investigate potential remedies for violations of the bylaw restriction prohibiting the acquisition of shares of the Securities in excess of 9.8% of the outstanding shares. The Shareholder Committee may also request the new Nooney management to propose bylaw amendments that would allow Nooney to acquire additional real estate and to raise the capital necessary for these acquisitions.

Item 5.     Interest in the Securities of the Issuer.

          (a) The aggregate number and percentage of the Securities to which this Schedule 13D relates is 43,613 shares, representing 5.03% of the 866,624 outstanding shares as reported by Nooney on June 27, 1997. By virtue of the Reporting Persons being a group, the group is deemed to beneficially own all 43,613 shares. In addition, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Securities beneficially owned by the other Reporting Persons because of the formation of the group. However, each individual Reporting Person disclaims any indirect beneficial ownership of shares owned by other individual members of the group resulting solely from the existence of the group.

          KelCor is the direct beneficial owner of 41,113 shares of the Securities, which represent approximately 4.74% of the outstanding shares.

          Mr. Johnson is the direct beneficial owner of 2,400 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately .28% of the outstanding shares of the Securities. In addition, because Mr. Johnson is a principal shareholder, a director and an officer of KelCor, Mr. Johnson may be deemed to be a beneficial owner of the 41,113 shares held by KelCor. These 41,113 shares represent approximately 4.74% of the outstanding shares of the Securities.

          Ms. Castetter is the direct beneficial owner of 1,900 shares of the Securities held jointly with Mr. Johnson, which represent approximately .28% of the outstanding shares of the Securities. By virtue of being a principal shareholder of KelCor, Ms. Castetter may be deemed to be the beneficial owner of the 41,113 shares held by KelCor, which represent approximately 4.74% of the outstanding shares of the Securities.

          Mr. Pishny is the direct beneficial owner of 100 shares of the Securities, which are held jointly with his wife and which represent approximately .01% of the outstanding shares. Mr. Pishny disclaims all such beneficial ownership, however.

          Mr. Johnson's mother and sister, Ms. Vonda L. Johnson and Ms. Janet Johnson, own 894 and 400 shares, respectively, which represent approximately
 .13% of the outstanding shares of the Securities. The Reporting Persons deny that either Ms. Vonda L. Johnson or Ms. Janet Johnson are part of the group and disclaim any beneficial ownership of such shares. Furthermore, Mr. Johnson disclaims any beneficial ownership of such shares because he has no power to (i) vote or to direct the vote or (ii) dispose or direct the disposition of these shares.

          (b) KelCor has the direct power to vote and direct the disposition of the shares held by it. By virtue of their being principal shareholders of KelCor, Mr. Johnson and Ms. Castetter may be deemed to share the indirect power to vote and direct the disposition of the shares held by KelCor. Mr. Johnson shares the direct power to vote and direct the disposition of the 1,900 shares held jointly by Mr. Johnson and Ms. Castetter.

          Ms. Castetter has the direct power to vote and direct the disposition of the 500 shares held by her. By virtue of their spousal relationship, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the 500 shares held by Ms. Castetter. Mr. Johnson and Ms. Castetter share the direct power to vote and direct the disposition of the 1,900 shares held jointly by them.

          Mr. Pishny has the direct power to vote and direct the disposition of the 100 shares held by him.

          As indicated above, each of the Reporting Persons disclaims any power to vote or direct the disposition of shares held by the other Reporting Persons that may be attributable to such Reporting Person solely due to the Reporting Persons being a group.

          (c) The only purchase of shares of the Securities by the Reporting Persons during the last sixty days was Mr. Johnson's and Ms. Castetter's acquisition of 500 shares on August 13, 1997, for $10.50 per share (exclusive of commission). The purchase was affected by Mr. Johnson and Ms. Castetter in an open market transaction through a broker.

          (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Neither any of the Reporting Persons nor, to the Reporting Persons' best knowledge, Mr. Alvey has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. Reporting Persons do have plans to oppose certain actions of the Management and, as indicated above, possibly to make nominations for the next board of directors of Nooney. The Reporting Persons do not, however, have any agreement, written or otherwise, to vote together in any fashion.

Item 7.     Exhibits.

          99.1     Joint Filing Agreement


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
          SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELCOR, INC., a Missouri corporation


By: /s/ David L. Johnson                                   Date: August 23, 1997
Name:   David L. Johnson
Title:  Vice President


/s/ David L. Johnson                                       Date: August 23, 1997
    David L. Johnson


/s/ Sandra L. Castetter                                    Date: August 23, 1997
    Sandra L. Castetter


/s/ Daniel W. Pishny                                       Date: August 22, 1997
    Daniel W. Pishny


                                       11
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                                 EXHIBIT INDEX


     99.1     Joint Filing Agreement

                                       12